February 9, 2011

Via: First Class Mail and EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C.  20549-4628
Attention:  Mr. Mark C. Shannon and Mr. John Coleman

Re:	Responses to the Securities and Exchange Commission Alexco Resource Corp. Form 40-F for the Fiscal Year Ended June 30, 2010 Filed September 17, 2010 File No. 1-33621

Ladies and Gentlemen:

Alexco Resource Corp. (the “Company”) hereby respectfully submits this letter as response to the staff’s comments set forth in the January 19, 2011 letter regarding the above-referenced Form 40-F for the fiscal year ended June 30, 2010, as filed with the Securities and Exchange Commission (“Commission”) on September 17, 2010.  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

Form 40-F for Fiscal Year Ending June 30, 2010 filed September 17, 2010

Resources, page 15

Staff Comment No. 1

We note you use a net smelter return cut-off value of $185/ton to determine your mineral resources. Please tell us how you determined your cut-off value of $185/ton, including a discussion of all the inputs used, such as metal prices, mining dilution, recovery factors, and smelter costs. As part of your response, please reconcile for us the net smelter return cut-off value of $185/ton discussed here to the projected LOM operating margin of $171/ton you discuss on page 3 of your Management's Discussion and Analysis for the year ended June 30, 2010.

Alexco Resource’s Response:

We respectfully submit to the Commission that the Annual Information Form is prepared by us in accordance with Canadian disclosure requirements and respectfully note that Form 40-F requires only that we file our Annual Information Form, as prepared according to Canadian disclosure requirements, under cover of  the form.  In accordance with the multi-jurisdictional disclosure system adopted by the Commission and the instructions of Form 40-F, we confirm that we considered only the applicable Canadian disclosure requirements in preparing the Annual Information Form.

Securities and Exchange Commission
February 9, 2011

A.
In determining the geological mineral resource estimate as reported in the Technical Report dated December 2, 2009 (the “Technical Report”), as furnished to the Commission under cover of our Foreign Report on Form 6-K, furnished December 7, 2009, a NSR cut-off value of $185 per tonne was used.  This value was based on the total estimated operating costs for the Bellekeno Mine that were estimated in the Preliminary Economic Analysis that was completed in June 2008 (per a technical report dated June 30, 2008) (the “2008 PEA”) as furnished to the Commission under cover of our Foreign Report on Form 6-K, furnished July 10, 2008, being total costs of $213.05 per tonne less the development capital component of $32.19 per tonne, yielding $180.86 per tonne, rounded to $185 per tonne for the geological mineral resource estimation purpose (reference page 136 of the 2008 PEA).

B.
A block model was prepared for the Bellekeno resource, with a NSR value determined for each block.  Metal prices assumed for this purpose are described in the Technical Report on page 17-22.  Metallurgical recoveries assumed for this purposes are described in the Technical Report on page 16-43.  Smelter costs were assumed to be the same as those estimated in the 2008 analysis, as described on page 128 of the 2008 PEA.  No mining dilution was applied, as this estimate is in respect of a geological resource estimate, and not an estimate of a mineable resource.

C.
Following from the determination of the geological resource estimate, the authors of the Technical Report then proceeded to determine an estimate of a mineable resource, for purposes of preparing a mine plan and an updated Preliminary Economic Analysis (reference section 19.5 of the Technical Report, commencing on page 19-30).  In effect, the estimated mineable resources comprise a sub-set of the estimated geological resources.

D.
In preparing the mineable resource estimate, a cut-off operating cost parameter of $230 per tonne was used (reference page 19-36 of the Technical Report).  Metal prices assumed for the mineable resource estimate are described in the Technical Report under section 19.5.3 on pages 19-31 and 19-32.  Mining dilution assumptions are described in the Technical Report under section 19.5.4 commencing on page 19-32.  Mining recovery factors pertaining to specific mining methods were applied as described on page 19-45 of the Technical Report.  Metallurgical recoveries were already incorporated into the geological resource estimate from which the mineable resource estimate is derived (see above).  Smelter treatment and refining charges were those used in preparing the 2009 updated economic analysis (reference the Technical Report, page 19-35, and under section 19-10-4 commencing on page 19-73).  The tonnes of mineable resources so estimated totaled 321,941.

E.
The LOM operating margin of $171 per tonne discussed on page 3 of the June 2010 MD&A is predicated on total LOM operating costs of $287 per tonne (as also discussed on page 3 of the MD&A).  The cut-off operating cost parameter of $230 was determined on the basis of a preliminary estimate of the LOM operating costs, discounted by a factor to ensure that the mineable resource estimate properly incorporated incremental/marginal tonnages that would still be economically mined under a LOM average $287 operating cost scenario.  The discounting factor was determined by deducting a fixed overhead (i.e. non-incremental) costs factor from the LOM average operating costs, to approximate the marginal variable cost parameter appropriate for assessing the economic recoverability of such marginal tonnages.

Securities and Exchange Commission
February 9, 2011

F.	The LOM operating margin does not reconcile directly to the $185 per tonne NSR cut-off value as that value was used for purposes of determining the geological resource estimate, as described above.

Overview, page 16

Staff Comment No. 2

Please forward to our engineer as supplemental information and not as part of your filing, your life-of-mine financial analysis worksheet that was used to determine your project net present value. To minimize the transfer of paper, if possible, please provide the requested information electronically.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

Alexco Resource’s Response:

We have provided the requested supplemental information to the staff electronically.  We hereby respectfully request the return of the supplemental materials provided to the staff upon completion of their review.

We affirm the aforementioned statements and responses.

In addition, we acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including its annual report on Form 40-F;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at 604-633-4888.

Sincerely,
Alexco Resource Corp.

/s/ David E. Whittle
David E. Whittle
Chief Financial Officer